January 8, 2021

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mail Stop 7010 100 F Street, NE
Washington, DC 20549

Attn:	Asia Timmons-Pierce
Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission

Re:	Deseo Swimwear Inc. (the "Company")
Withdrawal request for Acceleration of Effective Date filed January 7, 2021
File No. 333-249308

We request the withdrawal of our filing for acceleration of effective dated, filed on January 7, 2021.

Thank you for your assistance.

Very truly yours,

Deseo Swimwear Inc.

/s/ Suzanne Cope

Suzanne Cope

President/Chief Executive Officer